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Exhibit 99.(a)(1)(L)

Dear TDC shareholder

Nordic Telephone Company is offering to buy all shares in TDC for DKK 382 in cash per share.

The offer ends on the morning of 12 January 2006, so the deadline for giving your acceptance to your bank is Wednesday, 11 January 2006.

Offer document, acceptance form and additional information:
 www.nordictelephone.dk

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  Exhibit 99.(a)(1)(L)